UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Browne, Michael L.
   Harleysville Group Inc.
   355 Maple Avenue
   Harleysville, PA  19438
2. Issuer Name and Ticker or Trading Symbol
   Harleysville Group Inc.
   HGIC
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   05/31/2001
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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Common Stock               |5/16/0|M   | |5,000             |A  |$12.50     |                   |      |                           |
                           |1     |    | |                  |   |           |                   |      |                           |
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Common Stock               |5/16/0|S   | |5,000             |D  |$26.00     |                   |      |                           |
                           |1     |    | |                  |   |           |                   |      |                           |
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Common Stock               |5/22/0|M   | |5,000             |A  |$12.50     |                   |      |                           |
                           |1     |    | |                  |   |           |                   |      |                           |
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Common Stock               |5/22/0|S   | |5,000             |D  |$26.00     |10,668.2248 (1)    |D     |                           |
                           |1     |    | |                  |   |           |                   |      |                           |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Director Stock Option |$12.50  |5/16/|M   | |5,000      |D  |(2)  |5/24/|Common Stock|5,000  |---    |            |   |            |
- Right to Buy        |        |01   |    | |           |   |     |05   |            |       |       |            |   |            |
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Director Stock Option |$12.50  |5/22/|M   | |5,000      |D  |(2)  |5/24/|Common Stock|5,000  |---    |            |   |            |
- Right to Buy        |        |01   |    | |           |   |     |05   |            |       |       |            |   |            |
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Director Stock Option |$26.36  |5/23/|A   |V|2,500      |A  |5/23/|5/23/|Common Stock|2,500  |---    |5,000       |D  |            |
- Right to Buy        |        |01   |    | |           |   |01   |11   |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
(1) The total includes 64.7369 shares acquired through 3/30/01 under the Harleysville Group Inc. Dividend
Reinvestment Plan. Total also includes 130 shares held by Mr. Browne as custodian for a minor child under the
UGMA, as to which Mr. Browne disclaims ownership. This report shall not be deemed an admission that Mr.
Browne is the beneficial owner of these shares for the purposes of Section 16 or for any other purpose.
(2) The option vested in five equal annual installments beginning May 24,
1995.
SIGNATURE OF REPORTING PERSON
/s/ Michael L. Brown
DATE
06/08/2001